November 1, 2023

Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meeder Funds: File Nos. 002-85378 and 811-03462

Dear Ms. Brutlag:

On October 17, 2023, Meeder Funds (the “Registrant” or the “Trust”) filed a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with the Institutional Prime Money Market Fund (the “Fund”). On October 23, 2023, you provided oral comments on the Proxy Statement to Zeynep Kart. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

1.	Comment: Please file a cover letter explaining the reasoning for the filing and include contact information so the staff knows how to provide comments.

Response: The Registrant will file a cover letter explaining the reasoning for the filing and including contact information for providing comments.

2.	Comment: The fifth paragraph under the “Voting Securities and Voting” heading discuses abstentions and broker non-votes. Please revise to disclose to shareholders that if they do not instruct their brokers on how their shares should be voted, their shares will not be present at the Meeting for quorum voting or any other purpose. Please also disclose or confirm with the staff that the Registrant will regard any proxies delivered to it by brokers purporting to contain broker non-votes with respect to any shares as invalidly delivered with respect to those shares, and accordingly, the Registrant will not consider the affected shares as present at the Meeting for any purpose. See Item 21 of Schedule 14(a) and NYSE Rule 450.

Response: The Registrant has added the following in the fifth paragraph under the “Voting Securities and Voting” heading:

If a shareholder does not instruct his or her broker on how to vote his or her shares, the shareholder’s shares will not be present at the Meeting for purposes of determining a quorum or for any other purpose.

Additionally, the Registrant confirms that it will regard any proxies delivered to it by brokers purporting to contain broker non-votes with respect to any shares as invalidly delivered with respect to those shares, and accordingly, the Registrant will not consider the affected shares as present at the Meeting for any purpose.

November 1, 2023

3.	Comment: The staff suggests revising the proposal language on the proxy card to include specific information that the Fund is proposing a change in the Fund’s fundamental investment policy to permit the Fund to invest more than 25% of the value of its total assets in instruments issued by companies in the financial services group of industries.

Response: The Registrant amended the proposal on the proxy card to the following:

To approve a change to the Fund’s fundamental investment policy regarding investment concentrations to the following: The Fund will, under normal circumstances, invest more than 25% of the value of its total assets in instruments issued by companies in the financial services group of industries. The Fund, may, however, invest less than 25% of the value of its total assets in this group of industries for temporary defensive purposes.

* * * * *

If you have any questions concerning this request, please contact the undersigned at (614) 469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:	Doug Jennings

Zeynep Kart